UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ________________ TO _________________

COMMISSION FILE NUMBER 33-147397
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Smith & Hawken 401(k) Plan and Trust
4 Hamilton Landing
Novato, California 94949

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville, Ohio 43041

REQUIRED INFORMATION

The following financial statements and supplemental schedule for the Smith & Hawken 401(k) Plan and Trust are being filed herewith:

Audited Financial Statements

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statement of Net Assets Available for Benefits as of December 31, 2007 and 2006

Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2006

Notes to Financial Statements

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year

Note: Other supplemental schedules required by Section 252.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

The following exhibit is being filed herewith:

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm - Meaden & Moore, Ltd.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: June 26, 2008	By:	/s/ DAVID C. EVANS
Printed Name: David C. Evans

	Title:	Executive Vice President and Chief
Financial Officer of The Scotts
Miracle-Gro Company

THE SMITH & HAWKEN 401(K) PLAND AND TRUST

INDEX TO THE FINANCIAL STATEMENTS December 31, 2007 and 2006

PAGE NO.

Report of Independent Registered Public Accounting Firm	5

Financial Statements:

Statement of Net Assets Available for Benefits	6
Statement of Changes in Net Assets Available for Benefits	7
Notes to Financial Statements	8 – 16

Supplemental Schedule

Schedule of Assets Held for Investment Purposes at End of Year	17

NOTE:	Other supplement schedules required by Section 252.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure and ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees or Plan Administrator
Smith & Hawken 401(k) Plan & Trust
Novato, California

We have audited the accompanying Statement of Net Assets Available for Benefits of the SMITH & HAWKEN 401(k) PLAN & TRUST as of December 31, 2007 and 2006 and the related Statement of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Smith & Hawken 401(k) Plan & Trust as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The suppplemental schedule is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

MEADEN & MOORE, LTD.
Certified Public Accountants

June 2, 2008
Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Smith & Hawken
401(k) Plan and Trust

	December 31
	2007	2006
ASSETS
Cash and cash equivalents	$1,059	$13,219

Investments (at Fair Value):
All/Bern Balanced A	526,556	463,029
Columbia Acorn A	567,188	515,445
Dreyfus S&P 500 Index Fund	-	696,689
Fidelity Advisor Diversified International Fund	708,787	517,002
Fidelity Advisor Dividend Growth Fund	16	368
Fidelity Advisor International Small Cap T	453,127	337,410
Fidelity Advisor New Insights	1,004,839	816,028
Fidelity Advisor Stable Value	577,618	398,414
Fidelity Advisor Strategic Income Fund	665,235	503,217
JPM Intrepid America Fund	822,928	765,183
JPM Intrepid Value Fund	193,125	-
JPM Equity Index Fund	870,929	-
Robertson Stephens Partners	369,857	320,295
The Scotts Company Common Shares	26,115	2,543
VK Comstock A	-	71,460
Participant Loans	76,346	62,248

Total Investments	6,862,666	5,469,331

Total Assets	6,863,725	5,482,550

LIABILITIES	-	-

Net Assets Reflecting all Investments at Fair Value	6,863,725	5,482,550

Adjustment from fair value to contract value for the Fidelity Advisor Stable Value Fund, a fully benefit-responsive investment contract	2,296	4,017

Net Assets Available for Benefits	$6,866,021	$5,486,567

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Smith & Hawken
401(k) Plan and Trust

	Year Ended December 31
	2007	2006
Additions to Net Assets Attributed to:
Contributions:
Employer	$789,322	$807,100
Employee	953,538	892,694
Rollover	80,267	333,386
	1,823,127	2,033,180

Interest and dividend income	422,258	254,473
Net unrealized/realized gain (loss) on investments	(34,209)	255,063

Total Additions	2,211,176	2,542,716

Deductions from Net Assets Attributed to:
Benefits paid to participants	808,856	587,883
Administrative expenses	22,866	11,022

Total Deductions	831,722	598,905

Net Increase	1,379,454	1,943,811

Net Assets Available for Benefits:
Beginning of Year	5,486,567	3,542,756

End of Year	$6,866,021	$5,486,567

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

Smith & Hawken
401(k) Plan and Trust

1	Description of Plan

The following description of The Smith & Hawken 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General:

The Plan, which began February 28, 1999, is a defined contribution plan covering all employees of Smith & Hawken, Ltd. (the "Company") who meet the hour and age requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was amended and restated effective January 1, 2006, in order to satisfy the requirements of a “safe harbor” plan. The Plan was amended and restated effective January 23, 2003, for provisions stated in the Economic Growth and Tax Relief Reconciliation Act (EGTRRA).

Eligibility:

All employees of the Company age twenty-one and older, except nonresident aliens working outside the United States and temporary/leased employees, and who have completed two months of service in a twelve month period are eligible to participate in the Plan and to receive safe harbor matching contributions by the Company. Employees of the Company age twenty-one and older and who have completed 1,000 hours of service in a twelve month period are eligible to receive discretionary nonelective employer contributions.

Employee Contributions:

Each participant may elect to contribute to the Plan, though salary deferrals, a minimum of 1% to a maximum 75% of their pretax annual compensation. Contributions are limited to the amounts defined by the Internal Revenue Code (IRC) and indexed annually for inflation. The Plan limits the salary deferral of a participant if the participant's annual contribution limitations are exceeded, as described by the IRC. The maximum pre-tax contributions for the years ended December 31, 2007 and 2006 were $15,500 and $15,000, respectively. The Plan also provides that participants who are projected to be age 50 or older by the end of the calendar year and who are making deferral contributions to the Plan may also make catch-up contributions of up to $5,000 during each of the years ended December 31, 2007 and 2006.

NOTES TO FINANCIAL STATEMENTS

Smith & Hawken
401(k) Plan and Trust

1	Description of Plan, Continued

Employer Contributions:

With the adoption of the 401(k) Safe-Harbor Provisions effective January 1, 2006, Company matching contributions were mandatory. For the year ended December 31, 2007 and 2006, the Company matched 100% of each participant’s contribution, up to the first 3% of covered compensation, plus 50% of the next 2% of covered compensation. At its discretion, the Company may make discretionary nonelective employer contributions to the Plan. The discretionary nonelective employer contributions were $304,069 and $356,566 for the years ended December 31, 2007 and 2006, respectively.

Participants' Accounts:

401(k) Accounts - Each participant's account is credited with the participant's elective contributions, employer matching contributions, earnings and losses thereon.

Rollover contributions from other Plans are also accepted, providing certain specified conditions are met.

Vesting:

For the years ended December 31, 2007 and 2006, all participants are 100% vested in elective deferrals, rollover contributions, safe harbor matching contributions made by the Company, and any earnings thereon. Participants become 100% vested in the discretionary nonelective employer contributions after 3 years of service.

Participants' Loans:

Loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their account up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are repaid over a period not to exceed 5 years with exceptions for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at rates established by Fidelity Management Trust Company. Principal and interest are paid ratably through monthly payroll deductions.

NOTES TO FINANCIAL STATEMENTS

Smith & Hawken
401(k) Plan and Trust

1	Description of Plan, Continued

Other Plan Provisions:

Normal retirement age is 65, however, a participant may elect early retirement on or after age 55. The Plan also provides for in-service withdrawals for active employees under certain circumstances.

Payment of Benefits:

Upon termination of service by reason of retirement, death or total and permanent disability, a participant receives a lump sum amount equal to the vested value of his or her account.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

Investment Options:

Upon enrollment in the Plan, a participant may direct his or her contributions in any of the investment options offered by the Plan.

Forfeitures:

The nonvested portions of participant account balances are forfeitable and used to reduce employer contributions to the plan. Forfeited non-vested accounts totaled $37,929 and $-0- as of December 31, 2007 and 2006, respectively.

NOTES TO FINANCIAL STATEMENTS

Smith & Hawken
401(k) Plan and Trust

2	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan's transactions are reported on the accrual basis of accounting. The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Investments:

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans" (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the Fidelity Advisor Stable Value Fund, a fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Cash equivalents include short-term investments with original term to maturity of 90 days or less. Cost approximates fair value.

The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Gains and losses on sales of investments are based on the average cost method.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS

Smith & Hawken
401(k) Plan and Trust

2	Summary of Significant Accounting Policies, Continued

Payment of Benefits:

Benefits are recorded when paid.

Administrative Fees:

The fees and expenses of administering the Plan are paid by the Plan sponsor, except for fees relating to the investment management services of the Plan ($22,866 in 2007 and $11,022 in 2006).

Risks and Uncertainties:

The Plan's investments include investments in mutual funds and collective funds holding investment contracts with varying degrees of risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

3	Investments

The Plan's funds are invested in the various stock, bond and cash investments through the Fidelity Trust Company. Investments which constitute more than 5% of the Plan's net assets are:

	2007	2006
All/Bern Balanced A	$526,556	$463,029
Columbia Acorn A	567,188	515,445
Dreyfus S&P 500 Index Fund	-	696,689
Fidelity Advisor Diversified International Fund	708,787	517,002
Fidelity Advisor International Small Cap T	453,127	337,410
Fidelity Advisor New Insights	1,004,839	816,028
Fidelity Advisor Stable Value Fund	577,618	398,414
Fidelity Advisor Strategic Income Fund	665,235	503,217
JPM Intrepid America Fund	822,928	765,183
JPM Equity Index Fund	870,929	-
Robertson Stephens Partners	369,857	320,295

NOTES TO FINANCIAL STATEMENTS

Smith & Hawken
401(k) Plan and Trust

4	Investment Contract with Fidelity Trust Company

The Plan holds a stable value investment contract, Fidelity Advisor Stable Value Fund, (the "Fund") with Fidelity Management Trust Company, the trustee. The Fund is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The Fund invests in underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into "wrapper" contracts issued by a third party. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrap issuer agrees to pay the Fund an amount sufficient to cover unitholder redemptions and certain other payments (such as fund expenses), provided all the terms of the wrap contract have been met. Wrappers are normally purchased from issuers rated in the top three long-term rating categories (A- or the equivalent and above).

As described in Note 2, because the Fidelity Advisor Stable Value investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the stable value investment contract. Contract value, as reported by Fidelity Management Trust Company, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The fair value of the wrapper investment is calculated by discounting the related cash flows based on the related cash flows based on current yields of similar instruments with comparable durations.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

NOTES TO FINANCIAL STATEMENTS

Smith & Hawken
401(k) Plan and Trust

4	Investment Contract with Fidelity Trust Company, Continued

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed bank investment contract does not permit Fidelity Management Trust Company to terminate the agreement prior to the scheduled maturity date.

The following are the average yields for the guaranteed investment contract for 2007 and 2006:

Average Yields:	2007	2006

Based on actual earnings	3.96%	3.47%
Based on interest rates credited to participants	4.15%	3.88%

5	Tax Status

The Plan is an adoption of the standardized prototype plan written by Fidelity Management & Research Company. The prototype sponsor received a favorable determination letter dated October 9, 2003, in which the Internal Revenue Service stated that the prototype plan, as then designated, was in compliance with applicable requirements of the IRC. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement dates. Accordingly, no provision for federal income taxes has been made.

6	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTES TO FINANCIAL STATEMENTS

Smith & Hawken
401(k) Plan and Trust

7	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500, as of December 31:

	2007	2006

Net assets available for benefits per the financial statements	$6,866,021	$5,486,567

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,296)	(4,017)

Rounding	-	(8)

Net assets available for benefits per the Form 5500	$6,863,725	$5,482,542

The following is a reconciliation of investment income per the financial statements to the Form 5500, as of December 31:

2007
Investment income per the financial statements	$388,049

Adjustment from contract value to fair value for fully benefit-responsive investment contracts for 2007	(2,296)

Adjustment from contract value to fair value for fully benefit-responsive investment contracts for 2006	4,017

Rounding	8

Net investment income per the Form 5500	$389,778

NOTES TO FINANCIAL STATEMENTS

Smith & Hawken
401(k) Plan and Trust

8	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company, the Trustees as defined by the Plan. These transactions qualify as party-in-interest transactions. Usual and customary fees were paid by the mutual fund for the investment management services.

9	Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Plan will be required to adopt SFAS 157 no later than January 1, 2008. The effect of this pronouncement on these financial statements has not been determined.

On February 15, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” ("SFAS 159"), which allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. Subsequent changes in fair value of these financial assets and liabilities would be recognized in earnings when they occur. SFAS 159 further establishes certain additional disclosure requirements. SFAS 159 is effective for the Plan’s financial statements for the fiscal year beginning on January 1, 2008, with earlier adoption permitted. The effect of this pronouncement on these financial statements has not been determined.

In March 2008, the FASB issued SFAS No. 161, "Disclosure about Derivative Instruments and Hedging Activities" ("SFAS 161"), which amends the disclosure requirements of SFAS 133. SFAS 161 requires increased disclosures about derivative instruments and hedging activities and their effects on an entity's financial position, financial performance, and cash flows. SFAS is effective for fiscal years beginning after November 15, 2008, with early adoption permitted. SFAS 161 is not expected to have a material impact on the Plan's financial statements.

In May 2008, the FASB issued SFAS No. 162, "The hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"), which is intended to improve financial reporting by identifying the sources of accounting principles and the consistent framework, or hierarchy, for selecting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities. SFAS 162 will be effective 60 days after the U.S. Securities and Exchange Commission approves the Public Company Accounting Oversight Board's amendments to AU section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles". SFAS 162 is not expected to have a material impact on the Plan's financial statements.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i

Smith & Hawken
401(k) Plan

EIN 06-1359589
Plan Number 001

December 31, 2007

	(b)	( c )
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value

	All/Bern Balanced A	Mutual Fund	N/A	$526,556
	Columbia Acorn A	Mutual Fund	N/A	567,188
*	Fidelity Advisor Diversified International Fund	Mutual Fund	N/A	708,787
*	Fidelity Advisor Dividend Growth Fund	Mutual Fund	N/A	16
*	Fidelity Advisor International Small Cap T	Mutual Fund	N/A	453,127
*	Fidelity Advisor New Insights	Mutual Fund	N/A	1,004,839
*	Fidelity Advisor Stable Value	Mutual Fund	N/A	577,618
*	Fidelity Advisor Strategic Income Fund	Mutual Fund	N/A	665,235
	JPM Intrepid America Fund	Mutual Fund	N/A	822,928
	JPM Intrepid Value Fund	Mutual Fund	N/A	193,125
	JPM Equity Index Fund	Mutual Fund	N/A	870,929
	Robertson Stephens Partners	Mutual Fund	N/A	369,857
	The Scotts Company Common Shares	Mutual Fund	N/A	26,115
*	Participant Loans	Notes receivable (interest at prevailing local rate)	N/A	76,346
				$6,862,666

*   Party-in-interest to the Plan.

SMITH & HAWKEN 401(K) PLAN AND TRUST

ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2007

INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION

23.1	Consent of Independent Registered Public Accounting Firm – Meaden & Moore, Ltd.